UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940
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The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	PPM Funds

Address of Principal Business Office:	225 West Wacker Drive Suite 1200 Chicago, IL 60606

Telephone Number (including area code):	312-634-2500

Name and Address of Agent for Service of Process:	Corporation Service Company 84 State Street Boston, MA 02109

With copies to: Rita Rubin 191 North Wacker Drive 32nd Floor Chicago, IL 60606
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:	Yes [X]	No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago and State of Illinois on the 15th day of November 2017.

PPM Funds

By: /s/ Mark B. Mandich
Mark B. Mandich
Trustee

Attest: /s/ Mary T. Capasso
Name: Mary T. Capasso
Title: Vice President, Chief Legal Officer, and Assistant Secretary